May 25, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 3, 2015

File No. 1-36492

Dear Mr. Schwall

In response to your letter dated May 11, 2016, set forth below are your comments concerning the EnerJex Resources, Inc.’s Form 10-K and Definitive Proxy Statement referred to above, and our responses. Your comments are in italics and are followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2014

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

Estimated Quantities of Proved Reserves, page F-19

1.	We have read your response to prior comment one and see that although your proposed disclosure revisions address the requirements regarding the separate disclosure by product type of changes in your proved developed and undeveloped reserves combined, for the periods ending December 31, 2014 and 2013, these do not specify the beginning and end-of-year quantities for each product type of proved developed reserves apart from proved undeveloped reserves, which is also required. Please further revise your disclosure to provide these details. You may refer to FASB ASC 932-235-55-2 for illustrations of the presentation requirement of FASB ASC 932-235-50-4. To the extent applicable, please incorporate these revisions in the Form 10-K for the fiscal year ending December 31, 2015 as well.

EnerJex response:

We plan to replace the existing table in our Form 10-K included in footnote 13 Supplemental Oil and Gas Reserve Information (Unaudited) – Estimated quantities of proved reserves located on page F-19 with the table below.

	2014				2013
Proved Reserves	Proved Developed Producing	Proved Developed Non-producing	Proved Undeveloped	Total	Proved Developed Producing	Proved Developed Non-producing	Proved Undeveloped	Total
Beginning
Crude Oil BB’Ls	2,676,800	464,500	1,303,200	4,444,500	1,546,300		1,380,800	2,927,100
Natural Gas Liquids BBL’s	26,500	14,100		40,600
Natural Gas MCF’s	686,200	3,171,000	4,059,900	7,917,100
Oil Equivalents BOE’s	2,817,661	1,007,095	1,979,844	5,804,600	1,546,300	-	1,380,800	2,927,100

Revisions of previous estimates
Crude Oil BB’Ls	(686,091)	(38,100)	(627,900)	(1,352,091)	295,400		(153,800)	141,600
Natural Gas Liquids BBL’s	56,819	100	-	56,919
Natural Gas MCF’s	1,436,350	(857,880)	40	578,510
Oil Equivalents BOE’s	(389,880)	(180,980)	(627,893)	(1,198,754)

Purchases of minerals in place
Crude Oil BB’Ls	2,234			2,234	861,000	464,500		1,325,500
Natural Gas Liquids BBL’s					26,500	14,100		40,600
Natural Gas MCF’s					686,200	3,171,000	4,059,900	7,917,100
Oil Equivalents BOE’s					1,001,867	1,007,100	676,650	2,685,617

Extensions and discoveries
Crude Oil BB’Ls	2,226			2,226	34,300		141,600	175,900

Sales of minerals in place
Crude Oil BB’Ls					(4,800)			(4,800)

Production
Crude Oil BB’Ls	(150,469)			(150,469)	(112,462)			(112,462)
Natural Gas Liquids BBL’s	(6,619)			(6,619)	(1,650)			(1,650)
Natural Gas MCF’s	(318,226)			(318,226)	(39,135)			(39,135)
Oil Equivalents BOE’s	(210,126)			(210,126)	(120,634)			(120,634)

Ending
Crude Oil BB’Ls	1,844,700	426,400	675,300	2,946,400	2,619,738	464,500	1,368,600	4,452,838
Natural Gas Liquids BBL’s	76,700	14,200	-	90,900	24,850	14,100	-	38,950
Natural Gas MCF’s	1,804,324	2,313,120	4,059,940	8,177,384	647,065	3,171,000	4,059,900	7,877,965
Oil Equivalents BOE’s	2,222,114	826,115	1,351,951	4,400,180	2,752,372	1,007,040	2,045,188	5,804,600

Form 10-K for the Fiscal Year ended December 31, 2015

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-17

Estimated Quantities of Proved Reserves, page F-18

2.	We note disclosure indicating you have not converted material quantities of proved undeveloped reserves to developed reserves for the years ending December 31, 2015 and 2014. Please provide us with your development schedule, indicating for each future period, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and either confirm or tell us the extent to which all of the proved undeveloped locations are part of a development plan that has been adopted by your management, including approval by your Board of Directors, if such approval is required, and is current as of December 31, 2015.

EnerJex response:

We plan to insert the following information highlighted below in blue with the existing disclosures beginning with the second paragraph of the Estimated quantities of proved reserves information section of footnote 14, Supplemental Oil and Gas Reserve Information (Unaudited), which can be found at page F-18 of the 2015 10-K.

Proved developed reserves at December 31, 2015 consisted of 74% oil and 26% natural gas and totaled 1,851.9 MBOEs. Proved developed reserves for December 31, 2014 consisted of 77% oil and 23% natural gas and totaled 3,048.3 MBOEs. Proved undeveloped reserves for December 31, 2015 were 723.0 MBOEs. Proved undeveloped reserves at December 31, 2014 were 1,351.9 MBOEs.

The Company annually reviews its proved undeveloped reserves to ensure an appropriate plan for development exists. The Company books proved undeveloped reserves only if it plans to convert these reserves to proved developed producing reserves within five years from the date they were first booked. At December 31, 2015 proved undeveloped reserves were approximately 723.0 MBOE’s a decrease of 628.9 MBOE or 46.5%. The Company plans to develop all the remaining locations that comprise the 723.0 MBOE of proved undeveloped reserves within five years, and the present estimated aggregate capital expenditure to develop these reserves is $6.0 million. However, the decision to deploy capital and the timing of those expenditures is contingent on many different factors many of which are not in the Company’s control. The current plan assumes a continued improvement in commodity pricing and general market conditions within the oil and gas industry. Consequently, the exact timing of future capital expenditure is uncertain as any plan is heavily dependent upon the Company’s projections of future commodity prices and oil and gas industry conditions which may or may not occur.

For the year ended December 31, 2015 proved reserves decreased 1,825.3 MBOEs of which production accounted for 133.7 MBOEs or 7.3% of the decrease. The remaining decrease of 1,691.6 MBOEs, was due primarily to decreases in commodity prices. Crude oil prices decreased $40.00 or 46.1% and natural gas prices declined 42.2% or $1.37. Diminished commodity pricing triggered negative revisions of 586.6 MBOEs of crude oil classified as proved developed producing, negative revisions of 42.9 MBOEs of crude oil classified as proved developed non-producing and negative revisions of 522.1 of MBOEs of crude oil classified as proved undeveloped reserves. Natural gas liquids decreased pricing resulted in decreases of 65.6 MBOEs to the proved developed producing category. Reduced natural gas prices also reduced amounts classified as proved developed producing by 1,347.9 MMCF’s as well as natural gas reserves classified as proved undeveloped by 637.8 MCF. These decreases were partially offset by increases to natural gas liquid reserves classified as proved developed non-producing of 29.7 MBOE and 262.4 MMCF of natural gas reserves classified as proved developed non-producing. In 2015 there were no material transfers from the proved undeveloped category of reserves to the proved developed category

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

cc:	Fernando Velez – via email